

News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

April 21, 2008

BROWN & BROWN, INC.
ANNOUNCES A 3.2% INCREASE IN COMMISSIONS AND FEES REVENUES

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE:BRO) today announced its net income and net income per share for the first quarter of 2008. Additionally, it announced that its commissions and fees revenues for the first quarter of 2008 increased 3.2% over the first quarter of 2007.

Net income for the first quarter of 2008 was $51,760,000 or $0.37 per share, compared with $59,727,000 or $0.42 per share for the same quarter of 2007. Excluding the non-recurring gain of $8,840,000 on the sale of Rock-Tenn shares in the first quarter of 2007, net income for the first quarter of 2007 was $54,343,000 or $0.38 per share.

Total revenues for the quarter ended March 31, 2008 were $256,715,000, compared with $258,513,000 recorded in the corresponding quarter of 2007. Excluding the $8,840,000 non-recurring gain on the sale of stock of Rock-Tenn Company in the first quarter of 2007, total revenues for the quarter ended March 31, 2008 increased 2.8% over the adjusted total revenues in the corresponding quarter of 2007, which equaled $249,673,000.

J. Hyatt Brown, Chairman and Chief Executive Officer, noted, "Our results are not surprising given the continuation of the most difficult insurance market environment in recent memory. We have great faith in the ability of our leaders at each of our decentralized office locations to continue to drive the sales and operating margins in the most effective manner given their local market environments. This leadership depth is critical to our ability to continue industry-leading results even in the face of continued difficult market conditions."

Jim W. Henderson, Vice Chairman and Chief Operating Officer, added, "For the first quarter and April to date, we have announced the completion of 13 acquisitions with annualized revenue of $43.8 million. We believe this select group of agencies is the best in class and we are proud to have them join the team. The continued soft market is a catalyst for change and has stimulated an abundance of M & A opportunities. Our operating model and available liquidity combine to make us an attractive option for like-minded sellers."

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, managed health care, and Medicare set-aside services and programs. Providing service to business, public entity, quasi-public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States' sixth largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to future financial results and to identifying and consummating attractive acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the effects of recent legislative and regulatory changes in Florida pertaining to the insurance industry, including those relating to coastal property coverages; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Georgia, Michigan, New Jersey, New York, Pennsylvania, Texas and/or Washington, where significant portions of the Company's business are concentrated; and the cost and impact on the Company of previously disclosed regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

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Brown & Brown, Inc.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2008 and 2007
(in thousands, except per share data)
(unaudited)

	2008	2007
REVENUES		
Commissions and fees	$253,528	$245,559
Investment income	1,999	11,579
Other income, net	1,188	1,375
Total revenues	256,715	258,513
EXPENSES		
Employee compensation and benefits	121,187	110,810
Non-cash stock-based compensation	1,944	1,502
Other operating expenses	31,204	31,923
Amortization	11,116	9,502
Depreciation	3,246	3,040
Interest	3,434	3,634
Total expenses	172,131	160,411
Income before income taxes	84,584	98,102
Income taxes	32,824	38,375
Net income	$ 51,760	$ 59,727
Net income per share:		
Basic	$0.37	$0.43
Diluted	$0.37	$0.42
Weighted average number of shares outstanding:		
Basic	140,704	140,221
Diluted	141,327	141,194
Dividends declared per share	$0.07	$0.06

INTERNAL GROWTH SCHEDULE
Core Commissions and Fees[1]
Three Months Ended March 31, 2008
(in thousands)
(unaudited)

	Quarter Ended 3/31/08	Quarter Ended 3/31/07	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 41,635	$ 43,891	$ (2,256)	(5.1)%	$ 921	$ (3,177)	(7.2)%
National Retail	70,685	51,701	18,984	36.7%	19,842	(858)	(1.7)%
Western Retail	21,704	22,426	(722)	(3.2)%	262	(984)	(4.4)%
Total Retail	134,024	118,018	16,006	13.6%	21,025	(5,019)	(4.3)%
Wholesale Brokerage	37,039	37,267	(228)	(0.6)%	4,979	(5,207)	(14.0)%
Professional Programs	10,385	10,438	(53)	(0.5)%	-	(53)	(0.5)%
Special Programs	27,800	24,484	3,316	13.5%	131	3,185	13.0%
Total National Programs	38,185	34,922	3,263	9.3%	131	3,132	9.0%
Services	7,933	8,954	(1,021)	(11.4)%	-	(1,021)	(11.4)%
Total Core Commissions and Fees [1]	$217,181	$199,161	$ 18,020	9.0%	$26,135	$ (8,115)	(4.1)%

Reconciliation of Internal Growth Schedule
to Total Commissions and Fees
Included in the Consolidated Statements of Income
for the Three Months Ended March 31, 2008 and 2007
(in thousands)
(unaudited)

	Quarter Ended 3/31/08	Quarter Ended 3/31/07
Total core commissions and fees[1]	$217,181	$199,161
Contingent commissions	36,347	44,057
Divested business		2,341
	-	
Total commission & fees	$253,528	$245,559

(1) Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	March 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,990	$ 38,234
Restricted cash and investments	239,350	254,404
Short-term investments	4,673	2,892
Premiums, commissions and fees receivable	231,471	240,680
Deferred income taxes	-	17,208
Other current assets	55,022	33,964
Total current assets	547,506	587,382
Fixed assets, net	62,199	62,327
Goodwill	896,544	846,433
Amortizable intangible assets, net	459,098	443,224
Other assets	20,802	21,293
Total assets	$1,986,149	$1,960,659
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Premiums payable to insurance companies	$ 376,829	$ 394,034
Premium deposits and credits due customers	35,956	41,211
Accounts payable	35,665	18,760
Accrued expenses	52,472	90,599
Current portion of long-term debt	7,421	11,519
Total current liabilities	508,343	556,123
Long-term debt	252,627	227,707
Deferred income taxes, net	69,048	65,736
Other liabilities	14,300	13,635
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 140,724 at 2008 and 140,673 at 2007	14,072	14,067
Additional paid-in capital	234,342	231,888
Retained earnings	893,403	851,490
Accumulated other comprehensive income	14	13
Total shareholders' equity	1,141,831	1,097,458
Total liabilities and shareholders' equity	$1,986,149	$1,960,659